10026835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOLE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1188 BISHOP STREET, SUITE 1712
(No. and Street)

HONOLULU (City) HAWAII (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD B. DOLE (808) 537-6007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E., C.P.A.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, (Address) HONOLULU (City) HI (State) 96813-4820 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD B. DOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOLE CAPITAL, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

Richard B. Dole
Signature

MEMBER-MANAGER
Title

Joleen M. English
Notary Public JOLEEN M. ENGLISH, Notary Public, State of Hawaii
My Commission Expires: 10/10/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: Feb 16, 2009 **# Pages:** 16
Notary Name: Joleen M. English **First Circuit**
Doc. Description: SEC Annual Audited Report Form X-17A-5

Joleen M English 2/18/10
Notary Signature Date
NOTARY CERTIFICATION

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: DECEMBER 31, 2009

<u>DOLE CAPITAL, LLC</u>
(Name of Respondent)

<u>1188 Bishop Street, Suite 1712, Honolulu, Hawaii 96813</u>
(Address of executive office)

Richard B. Dole
Chief Financial Officer
Dole Capital, LLC
1188 Bishop Street, Suite 1712
Honolulu, Hawaii 96813

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

DOLE CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2009

Contents

Audited Financial Statements:

Other Financial Information:

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

DOLE CAPITAL, LLC
HONOLULU, HI 96813

I have audited the accompanying statement of financial condition of Dole Capital, LLC as of December 31, 2009, and the related statement of supplementary information required by Rule 17a-5 of the Securities and Exchange Commission for the year. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatements. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis from my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Dole Capital, LLC as of December 31, 2009, in conformity with generally accepted auditing principles.

My audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules on page 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all their material respects in relation to the basic financial statements taken as a whole.

David E Latham

February 16, 2010

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

DOLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	15,691
Marketable securities at market value		13,692
Total Assets	**$**	**29,383**

LIABILITIES AND MEMBERS EQUITY

Accounts payable and deferred income	$	2,715
Members Equity		
Members units, 1680 units issued		24,500
Retained earnings		2,168
		26,668
Total Liabilities and Members Equity	**$**	**29,383**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF INCOME
Year Ended December 31, 2009

		Year Ended Dec. 31, 2009
Revenue:		
Consulting fee income	$	14,669
Dividend and interest income		504
Decrease in market value of securities		3,668
	$	18,841
Expenses:		
Operating expenses	$	8,288
Net Income	**$**	**10,553**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY

Year Ended December 31, 2009

	Members' Units	Retained Earnings	Total Equity
Balance at January 1, 2009	24,500	615	25,115
Net income 2009		10,553	10,553
Distributions		(9,000)	(9,000)
Balance at December 31, 2009	**24,500**	**2,168**	**26,668**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CASH FLOW
Year Ended December 31, 2009

Cash flow provided by operating activities		
Net income	$	10,553
Adjustments to reconcile net income to net cash used by operations -		
Increase in accounts payable		1,642
Increase in value of securities		(3,668)
Decrease in accounts receivable		273
Net cash provided by operating activities		8,800
Cash flows used by financing activities		
Distribution to members		(9,000)
Net Decrease in cash		(200)
Cash at January 1, 2009		15,891
Cash at December 31, 2009	**$**	**15,691**
Supplemental disclosure		**NONE**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO CLAIMS OF CREDITORS

Year Ended December 31, 2009

Balance at beginning of year	—
Increase	—
Decrease	—
Balance at end of year	—

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note A - Summary of Significant Accounting Policies:

Business Activities

Dole Capital LLC is registered as a Broker/Dealer in accordance with Section 15(b) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission and with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Dole Capital LLC's activities are the private placement of securities to institutions, qualified corporation and accredited individuals and merger and acquisition, consulting, and business and securities valuation and related financial advisory services in the state of Hawaii. Dole Capital, LLC does not handle customers' funds or securities. Dole Capital, LLC is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various activities in the private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Date of Management's Review

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 16, 2010, the date that the financial statements were available to be issued.

DOLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2009

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes

The financial statements do not include a provision for income taxes because the LLC does not incur Federal or Hawaii Income taxes. Instead, its earnings and losses are included in the members' personal income tax returns and are taxed based on their personal tax strategies.

Securities Owned

The Company records marketable securities owned at market value with unrealized gains and losses reflected in income.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2009, the Company had net capital of $ 24,408., which was $19,408. in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

Note C - Related Party Transactions:

The Company has an expense agreement with Kuroman Realty, Inc., in which Kuroman Realty, Inc. agrees to assume payment responsibilities for paying certain ongoing business expenses of Dole Capital, LLC including space rent, utilities, telephone, certain office expenses, office supplies, insurance required for the office space, office equipment maintenance, and related miscellaneous ongoing expense for the operation of the business. The sole shareholder of Kuroman Realty, Inc. is also an owner-member of Dole Capital, LLC.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2009

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	26,668
Add:		
Allowable credits		0
Total capital and allowable credits		26,668
Deduct:		
Non-allowable assets - Accounts receivable		0
Net capital before haircuts on securities positions		26,668
Haircuts on securities		
Common stock and Money Market Funds		2,260
Net Capital	**$**	**24,408**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3% of aggregate indebtedness)	$	6
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		19,408

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	2,715
Total Aggregate Indebtedness	**$**	**2,715**
Percentage of aggregate indebtedness to net capital		**11. %**

DOLE CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2009

Credit balance in customers' security accounts	$	- 0 -
Debit balance	$	- 0 -
Reserve computation:		
Excess of total debts over total credits		NONE
Required deposit		NONE

There is no material difference between the corporation's computation included in Part II of Form X-17 A-5 as of December 31, 2009, and the computation presented.

DOLE CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3
December 31, 2009

Dole Capital, LLC does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2009

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net Capital, per FOCUS Report, Part IIA	$
Additional haircut	24,408
Net Capital, per audited financial statements	**$ 24,408**

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 16, 2010

Mr. Richard B. Dole
Member Manager
Dole Capital, LLC
Honolulu, Hawaii

I have examined the financial statements of Dole Capital, LLC for the year ended December 31, 2009, and have issued my report thereon dated February 16, 2010.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Dole Capital, LLC does not obtain or maintain physical possession or control of customers' funds or securities.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of accounting control for the year ended December 31, 2009, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

Yours very truly,

DAVID E. LATHAM, C.P.A.

DEL/je

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 16, 2010

Mr. Richard B. Dole
Member Manager
Dole Capital, LLC
1188 Bishop St., Suite 1712
Honolulu, HI 96813-3307

I have tested Dole Capital's Anti-Money Laundering (AML) program as of December 31, 2009, for purposes of documenting in detail the areas of review, and what, if any, corrective action will be required going forward, and how the firm will implement those corrective actions.

Dole Capital's CEO and Associated Person has determined that there is only one area under its AML Program that might become relevant in the future. It is in this area that would be evaluated at least annually in the month of December, beginning in 2007. This area falls under "Customer Identification and Verification", as described in item #5 in the firm's AML Compliance & Procedures. Robust testing is to be directed primarily to securities transactions, such as the sale of a business or its interests, a private placement, or a merger/acquisition, in the event such transaction(s) would arise. Particular scrutiny would be directed to sources of cash that might be placed in escrow in connection with a transaction. In such case, due diligence to uncover red flags would be conduced on required customer information, in a case where a customer might refuse to provide information, and the verification of information obtained in the due diligence process.

I have reviewed the firm's testing procedures described above, but with no securities transactions entered into during the year, I have determined that no further testing results were needed for the 2009 year, and no corrective action is warranted.

Yours very truly,

DAVID E. LATHAM, C.P.A.

DEL/je

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com